Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Melco Crown Entertainment Limited, you should at once hand this circular, together with the enclosed proxy form, to the purchaser or the transferee or to the bank, the licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

APPROVING A SHARE INCENTIVE PLAN OF A SUBSIDIARY

A notice convening the extraordinary general meeting (the “EGM”) of Melco Crown Entertainment Limited (the “Company”) to be held at 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong on Friday, June 21, 2013 at 10:00 a.m. (Hong Kong time) is set out on pages 9 and 10 to this circular. A proxy form for use at the EGM and at any adjournment thereof is enclosed with this circular. Such proxy form is also published on the websites of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the Company (www.melco-crown.com).

Whether or not you are able to attend such meeting, please complete and return the accompanying proxy form in accordance with the instructions printed thereon to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting at the meeting or any adjournment thereof (as the case may be) should you so wish.

June 4, 2013

LETTER FROM THE BOARD

Executive Director:	Registered Office:
Mr. Lawrence Yau Lung Ho	190 Elgin Avenue
(Co-Chairman and Chief Executive Officer)	George Town
Grand Cayman KY1-9005
Non-executive Directors:	Cayman Islands
Mr. James Douglas Packer (Co-Chairman)
Mr. John Peter Ben Wang	Principal place of business and
Mr. Clarence Yuk Man Chung	head office in Macau:
Mr. William Todd Nisbet	22/F, Golden Dragon Centre
Mr. Rowen Bruce Craigie	Avenida Xian Xing Hai
Macau
Independent non-executive Directors:
Mr. James Andrew Charles MacKenzie	Place of business in Hong Kong:
Mr. Thomas Jefferson Wu	36th Floor, The Centrium
Mr. Yiu Wa Alec Tsui	60 Wyndham Street
Mr. Robert Wason Mactier	Central
Hong Kong

June 4, 2013

To shareholders of the Company

Dear Sir or Madam,

APPROVING A SHARE INCENTIVE PLAN OF A SUBSIDIARY

INTRODUCTION

Melco Crown (Philippines) Resorts Corporation (“MCP”), a company formed under the laws of the Philippines whose shares are listed on the Philippine Stock Exchange, is a subsidiary of the Company. The Company intends to approve at the EGM a share incentive plan of MCP (the “MCP Share Incentive Plan”) for the issuance of up to 5% of the issued capital stock of MCP from time to time subject to compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as may be amended or supplemented from time to time) (the “Listing Rules”) and the Securities Regulation Code of the Philippines (as amended and the rules and regulations promulgated thereunder) (the “Securities Law”). The maximum aggregate number of shares of MCP (the “MCP Shares”) which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with the information reasonably necessary to enable you to make a decision on whether to vote for or against the ordinary resolution to be proposed at the EGM which will be convened for the purpose of considering and if thought fit, approving, inter alia, the MCP Share Incentive Plan. A notice of the EGM is set out on pages 9 and 10 to this circular.

APPROVING THE MCP SHARE INCENTIVE PLAN

The Company intends to approve at the EGM the MCP Share Incentive Plan for the issuance of up to 5% of the issued capital stock of MCP from time to time subject to compliance with the Listing Rules and the Securities Law. Based on the issued share capital of MCP as at June 3, 2013, being the latest practicable date prior to the printing of this circular (the “Latest Practicable Date”), the total issued capital stock at MCP is 4,426,303,300. The maximum aggregate number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330, representing 10% of the issued capital stock of MCP as at the Latest Practicable Date. In any event, the total number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan shall not exceed 10% of the issued capital stock of MCP at the date of the Company’s shareholders approval of the MCP Share Incentive Plan.

At the EGM, an ordinary resolution will be proposed for the Company to conditionally approve the MCP Share Incentive Plan. The purpose of the MCP Share Incentive Plan is to promote the success and enhance the value of MCP, by linking the personal interests of the members of the board of directors, employees, and consultants of MCP, its subsidiaries and the Parent (as defined below) by providing such individuals with an incentive for outstanding performance to generate superior returns to MCP’s shareholders. The MCP Share Incentive Plan is further intended to provide flexibility to MCP in its ability to motivate, attract, and retain the services of members of the board of directors, employees, and consultants of MCP, its subsidiaries and the Parent upon whose judgment, interest, and special effort the successful conduct of the MCP’s operation is largely dependent. With respect to the operation of the MCP Share Incentive Plan, MCP and the Company will, where applicable, comply with the relevant requirements under Chapter 17 of the Listing Rules and the Securities Law.

The board of directors of the Company (the “Board” or the “Directors”) consider that it is not appropriate to state the value of all options that can be granted pursuant to the MCP Share Incentive Plan as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the option value have not been determined. Such variables include but are not limited to the exercise price, exercise period, lock-up period (if any). The Directors believe that any calculation of the value of the options as at the Latest Practicable Date based on a number of speculative assumptions would not be meaningful and would be misleading to shareholders. No trustee has been appointed for the MCP Share Incentive Plan.

The MCP Share Incentive Plan is conditional upon (i) the passing of the necessary resolutions by the directors and shareholders of MCP and the Company in meetings called for the purpose of approving the MCP Share Incentive Plan; and (ii) the Philippine Securities and Exchange Commission approving the registration statement or request for exemption, as may be applicable, covering the options and the MCP Shares to be issued pursuant to the vesting of an award or exercise of the options under the MCP Share Incentive Plan.

Subject to obtaining approval of the directors and shareholders of MCP and the Company with respect to the MCP Share Incentive Plan, the maximum aggregate number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330. Awards lapsed in accordance with the terms of the MCP Share Incentive Plan will not be counted for the purpose of calculating such limit of the MCP Share Incentive Plan.

LETTER FROM THE BOARD

The overall limit on the number of MCP Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the MCP Share Incentive Plan and any other share incentive plans of MCP must not exceed 5% of the MCP Shares in issue from time to time.

Under the rules of the MCP Share Incentive Plan, the compensation committee of the board of directors of MCP (the “Committee”) has the exclusive power, authority and discretion to, among others, designate participants to receive awards, determine the types and the number of awards to be granted, and to determine the terms and conditions of any award granted pursuant to the MCP Share Incentive Plan, including, but not limited to, the exercise price, grant price, or purchase price, any minimum period for which the award must be held for before it can be exercised, any performance targets which must be achieved before an award can be exercised, any restrictions or limitations on the award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an award, and accelerations or waivers thereof and any provisions related to non-competition. Such discretion allow the Committee to provide incentives to eligible persons to remain employed with MCP, its subsidiaries and the Parent and thereby enabling MCP to benefit from the continued services of such eligible persons. The discretion, coupled with the power of the Committee to impose any performance targets which must be achieved before any option can be exercised, enables MCP to incentivise the eligible persons. Although the MCP Share Incentive Plan does not specify any performance target that must be achieved before an award can be exercised, the Directors are of the view that the rules of the MCP Share Incentive Plan provide appropriate flexibility to the Committee in granting award to the eligible persons and in particular, imposing minimum holding period, performance targets before an award can be exercised and fixing the exercise price of the award, will place MCP in a better position to attract and retain valuable human resources. “Parent” is defined in the MCP Share Incentive Plan as (a) a person controlling another company directly or indirectly through one or more of its intermediaries; (b) the Company or any subsidiary thereof; (c) Melco International Development Limited or any subsidiary thereof; or (d) Crown Limited or any subsidiary thereof.

A summary of the principal terms of the MCP Share Incentive Plan which is proposed to be approved by the Company at the EGM is set out in Appendix I to this Circular on pages 5 to 8. A copy of the proposed MCP Share Incentive Plan will be available for inspection at the Company’s principal place of business in Macau at 22/F, Golden Dragon Centre, Avenida Xian Xing Hai, Macau, and the Company’s place of business in Hong Kong at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong during normal business hours from the date hereof up to and including the date of the EGM.

EGM

The EGM Notice is set out on pages 9 and 10 to this circular.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. The Company will announce the results of the poll in the manner prescribed under the Listing Rules.

LETTER FROM THE BOARD

A proxy form for use by the shareholders at the EGM is enclosed with this circular. Whether or not you are able to attend the EGM in person, you are requested to complete the proxy form and return it in accordance with the instructions printed thereon to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time fixed for the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM and any adjournment meeting (as the case may be) should you so wish.

No shareholder is required to abstain from voting with respect to the resolution put to vote at the EGM.

RECOMMENDATION

The Board believes that approving the MCP Share Incentive Plan is in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders to vote in favor of the relevant resolution to be proposed at the EGM.

Your attention is drawn to the additional information set out in the Appendices to this circular.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board of
Melco Crown Entertainment Limited
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

APPENDIX I	SUMMARY OF THE PRINCIPAL TERMS OF
MCP SHARE INCENTIVE PLAN

The following is a summary of the principal terms of the MCP Share Incentive Plan proposed to be approved at the EGM. This summary does not form part of, nor is it intended to affect the interpretation of, the rules of the MCP Share Incentive Plan:

Purpose. The purpose of the MCP Share Incentive Plan is to promote the success and enhance the value of the MCP, by linking the personal interests of the members of the board of the directors, employees and consultants of MCP, its subsidiaries and the Parent and by providing such individuals with an incentive for outstanding performance to generate superior returns to MCP’s shareholders. The MCP Share Incentive Plan is further intended to provide flexibility to MCP in its ability to motivate, attract, and retain the services of members of the board of directors, employees, and consultants of MCP, its subsidiaries and the Parent upon whose judgment, interest, and special effort the successful conduct of MCP’s operation is largely dependent. “Parent” is defined in the MCP Share Incentive Plan as (a) a person controlling another company directly or indirectly through one or more of its intermediaries; (b) the Company or any subsidiary thereof; (c) Melco International Development Limited or any subsidiary thereof; or (d) Crown Limited or any subsidiary thereof.

Types of Awards. The awards that may be granted under the MCP Share Incentive Plan include options, restricted shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.

(a)	Options. Options are rights granted to a participant pursuant to the MCP Share Incentive Plan to purchase a specified number of MCP Shares at a specified price during the specified time periods.

(b)	Restricted Shares. Restricted shares are MCP Shares awarded to a participant that are subject to restrictions on transferability and other restrictions the Committee may so impose, including, without limitation, limitations on the right to vote restricted shares or the right to receive dividends on the restricted shares, and may be subject to risk of forfeiture.

(c)	Share Appreciation Rights. Share appreciation rights are rights granted to receive a payment equal to the excess of the fair market value of a specified number of MCP Shares on the date the share appreciation right is exercised over the fair market value on the date the share appreciation right was granted.

(d)	Dividend Equivalents. Dividend equivalents are rights granted to a participant to receive the equivalent value (in cash or MCP Share) of dividends paid on MCP Share.

(e)	Share Payments. Share payments are a payment in the form of MCP Shares or an option or other right to purchase MCP Shares, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to the MCP Share Incentive Plan.

(f)	Deferred Shares. Deferred shares are a right to receive a specified number of Shares during specified time periods.

(g)	Restricted Share Units. Participants may be granted restricted share units of such amounts, terms and conditions, including the date upon which the restricted share units shall become fully vested and non-forfeitable, as determined by the Committee. At the time of grant, the Committee shall specify the maturity date applicable to each grant of restricted share units which shall be no earlier than the vesting date or dates of the award and may be determined at the election of the participant. On the maturity date, each restricted share unit shall be exchanged for one unrestricted, fully transferable MCP Share. The Committee shall specify the purchase price, if any, to be paid by the participant to MCP for such MCP Shares.

APPENDIX I	SUMMARY OF THE PRINCIPAL TERMS OF
MCP SHARE INCENTIVE PLAN

The Company will assess the implication of and comply with the relevant requirements under Chapter 14 and 14A of the Listing Rules if any new MCP Shares are issued pursuant to any awards, other than options, under the MCP Share Incentive Plan.

Eligibility. The compensation committee of the MCP Board, which comprises of two directors and an independent director of MCP, may grant awards to employees, directors and consultants of MCP, its subsidiary and the Parent for the purposes of the MCP Share Incentive Plan. The compensation committee of the MCP Board may, from time to time, select from among all eligible individuals, those to whom awards shall be granted.

Plan Limit. The maximum aggregate number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330. In any event, the total number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan shall not exceed 10% of the issued capital stock of MCP at the date of the Company’s shareholders approval of the MCP Share Incentive Plan. The overall limit on the number of MCP Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the MCP Share Incentive Plan and any other share incentive plans of MCP must not exceed 5% of the MCP Shares in issue from time to time. The Company may seek shareholders’ approval in general meeting for granting options beyond 10% limit provided the options in excess of the limit are granted only to participants specifically identified by MCP before such approval is sought. If the Company decides to seek shareholders’ approval, it will send a circular to its shareholders containing disclosures required under Rule 17.03(3) Note 1.

Maximum Entitlement of Option Holders. The maximum aggregate number of MCP Shares underlying option grants to each participant shall not, in any 12-month period up to the date of grant, exceed 1% of the number of MCP Shares in issue, unless the approval of the shareholders of the Company is obtained in accordance with the Listing Rules. If the aggregate number of MCP Shares to be issued upon exercise of options granted to a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, exceeds 0.1% of the MCP Shares in issue on the offer date, and have an aggregate value, based on the official closing price of the MCP Shares as stated in the daily quotation sheets of the Philippine Stock Exchange on the offer date, in excess of an amount in Peso which is equivalent to HK$5 million or such other sum as may be from time to time provided under the Listing Rules, the approval of the shareholders of the Company shall be obtained in accordance with the Listing Rules. Any grant of option to a director, chief executive or substantial shareholder of MCP or the Company, or any of their respective associates, shall be subject to the approval by independent non-executive directors of the compensation committee of the Company at the time of such determination (and in the event that the compensation committee of the MCP Board offers to grant options to an independent non-executive director of the compensation committee of the Company at the time of determination, the vote of such independent non-executive director shall not be counted for the purposes of approving such grant). Where the grant of options is subject to the Shareholders’ approval requirement under Rule 17.04(1) of the Listing Rules, all connected persons (as defined in the Listing Rules) must abstain from voting in favour at such general meeting.

Option Periods and Payments. The compensation committee of the MCP Board may in its discretion determine, subject to the expiration date of the MCP Share Incentive Plan, the period within which shares granted must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; the amount, if any, payable on application or acceptance of the option; and the form of payment.

Administration. The compensation committee of the MCP Board will administer the MCP Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and determine the terms and conditions of each award grant.

APPENDIX I	SUMMARY OF THE PRINCIPAL TERMS OF
MCP SHARE INCENTIVE PLAN

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms and conditions for each award.

Exercise Price. The compensation committee of the MCP Board determines the exercise price per share subject to an option, in compliance with the Listing Rules and the Securities Law from time to time. There is no requirement under the Philippine law for determining the exercise price of the options, except the exercise price shall not be below the par value of the shares. The Committee has the absolute discretion in determining the exercise price of the options but in any event shall be in compliance with the Listing Rules and the Securities Law. If MCP grants an incentive share option award to an individual who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of MCP Shares, the exercise price may not be less than 110% of the fair market value of the MCP Shares on the date of that grant. In the event MCP resolves to seek a separate listing of its shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), Growth Enterprise Market of the Stock Exchange (“GEM”) or an overseas stock exchange, the exercise price of options granted after such resolution up to the listing date of MCP shall not be lower than the new issue price (if any). In particular, any options granted during the period commencing six months before the lodgement of Form A1 (or its equivalent for listing on GEM or the overseas stock exchange) up to the listing date of the subsidiary are subject to this requirement.

Term of Awards. The term of each award shall be stated in the award agreement, and may not exceed ten years from the date of the grant. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. Option may not be exercised, among others, three months after termination of employment as an employee.

Transferability. Rights in awards are personal to participants. No award shall be assigned, transferred, or otherwise disposed of by a participant other than by will or the laws of descent and distribution.

Adjustments. In the event of a capitalisation issue, rights issue, sub-division or consolidation of MCP Shares or reduction of capital or any other change affecting the entitlement or benefits of the MCP Shares or the share price of a MCP Share, the compensation committee of the MCP Board shall make proportionate and equitable adjustments to reflect such change with respect to: (i) the aggregate number and types of shares that may be issued under the MCP Share Incentive Plan; (ii) the terms and conditions of any outstanding awards; and (iii) the grant price or exercise price per share for any outstanding awards, in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the MCP Share Incentive Plan. The auditors or the approved independent financial adviser shall certify to be appropriate, fair and reasonable in the event of any adjustment, which shall be in compliance with the relevant Listing Rules.

Rights Attached to the MCP Shares. No award gives the participant any of the rights of a shareholder of MCP, including voting, dividend, transfer, rights and other rights such as those arising on a liquidation of MCP, unless and until MCP Shares are in fact issued to such person in connection with such award. With respect to any payments not yet made to a participant pursuant to an award, nothing contained in the MCP Share Incentive Plan or any award agreement shall give the participant any rights that are greater than those of a general creditor of MCP or any of its subsidiary.

Except as expressly provided in the MCP Share Incentive Plan, no participant shall have any rights by reason of any subdivision or consolidation of MCP Shares of any class, the payment of any dividend, any increase or decrease in the number of Shares of any class or any dissolution, liquidation, merger, or consolidation of MCP or any other corporation.

APPENDIX I	SUMMARY OF THE PRINCIPAL TERMS OF
MCP SHARE INCENTIVE PLAN

Change in Control Transactions. In the event of a change in the control of MCP, the compensation committee of the MCP Board may in its sole discretion provide for termination, purchase or realization of awards, or replacement of awards with other rights or property. Upon the consummation of an amalgamation, arrangement or consolidation in which MCP is not the surviving entity, a sale of substantially all MCP assets, the complete liquidation or dissolution of MCP or a reverse takeover, each award will terminate unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, immediately upon termination of the participant’s employment without cause within twelve months of such corporate transaction. If the award is neither assumed nor replaced, it shall automatically become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains an employee, consultant or director of MCP, its subsidiaries or the parent on the effective date of the corporate transaction.

Amendment and Termination. Subject to applicable laws, with the approval of the MCP Board, the compensation committee of the MCP Board may terminate, amend or modify the MCP Share Incentive Plan. If required by any applicable law, or regulations, the approval of the shareholders of MCP and the Company for the amended plan shall be obtained. The terms of the MCP Share Incentive Plan cannot be altered to the advantage of participants without the prior approval of the shareholders of the Company in general meeting. Any alterations to the terms and conditions of the MCP Share Incentive Plan which are of a material nature of any change to the terms of options granted must be approved by the shareholders of the Company, except where the alterations take effect automatically under the existing terms of the MCP Share Incentive Plan. The amended terms of the MCP Share Incentive Plan shall remain in compliance with Chapter 17 of the Listing Rules, unless it is waived by the Stock Exchange. No alternation shall operate to affect adversely the terms of issue of any option granted or agreed to be granted prior to such alternation or to reduce the proportion of the equity capital to which any person was entitled pursuant to such options prior to such alternation. Any change to the authority of the directors or scheme administrators in relation to any alteration to the terms of the MCP Share Incentive Plan must be approved by the shareholders of the Company in general meeting. Any awards that are outstanding on the termination of the MCP Share Incentive Plan shall remain in force according to the terms of the MCP Share Incentive Plan and the applicable award agreement.

No amendment, modification or termination shall adversely affect in any material way any award previously granted under MCP Share Incentive Plan without the prior written consent of the participant.

Cancellation of Options. Any cancellation of options granted but not exercised must be approved by the relevant option holder in writing. Where the Company cancels the options, the grant of new options to the same option holder may only be made under the MCP Share Incentive Plan within the plan limit.

Lapse of Options. An option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of, among others, (a) the expiry date relevant to that option; and (b) the participant ceases to be eligible for any reason, in the event of a change in control of MCP and a corporate transaction including takeover, acquisition or dissolution of MCP.

Expiration. The MCP Share Incentive Plan will expire ten years after the date it became effective. No awards may be granted pursuant to the MCP Share Incentive Plan after that time.

Vesting Schedule. In general, the compensation committee of the MCP board determines, and the award agreement would specify, the vesting schedule.

APPENDIX II	NOTICE OF EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 21, 2013

Dear Shareholders,

You are cordially invited to attend the extraordinary general meeting (the “EGM”) of shareholders of Melco Crown Entertainment Limited (the “Company”) which will be held at 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong on Friday, June 21, 2013 at 10:00 a.m. (Hong Kong time). The meeting is being held for the purposes of considering and, if thought fit, passing, with or without modification, the following resolution as an ordinary resolution of the Company:

“THAT (a) the rules of the proposed share incentive plan of Melco Crown (Philippines) Resorts Corporation (the “MCP Share Incentive Plan”, a copy of which has been produced to this meeting marked “A” and initialled by the chairman of the meeting for the purpose of identification); and (b) the grant of options and issue of shares in Melco Crown (Philippines) Resorts Corporation pursuant to the MCP Share Incentive Plan be and are hereby approved and the directors of the Company be and are hereby authorised to execute such documents and take such action as they deem appropriate for the foregoing purpose.”

Notes:

1.

In order to identify shareholders who will be entitled to attend and vote at the meeting or any adjournment that may take place, all transfer forms accompanied by the relevant share certificates must have been lodged with the Company’s share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on June 19, 2013. Shareholders whose names appear on the register of members of the Company at the close of business on June 19, 2013 shall be entitled to attend and vote at the meeting or any adjournment that may take place.

2.	A shareholder entitled to attend and vote at the meeting convened by the notice is entitled to appoint one or more proxies to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company.

3.	Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as promptly as possible but not later than 48 hours prior to the EGM or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the EGM or adjourned meeting.

APPENDIX II	NOTICE OF EXTRAORDINARY GENERAL MEETING

4.	In accordance with the Listing Rules, voting on the above resolution will be taken by poll.

By Order of the Board
Melco Crown Entertainment Limited
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, June 4, 2013

As at the date of this document, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.